iQIYI, Inc.

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium

Chaoyang District, Beijing 100027

People’s Republic of China

May 30, 2023

VIA EDGAR

Mr. Dan Morris

Ms. Jennifer Thompson

Mr. Rufus Decker

Mr. Tony Watson

Ms. Rucha Pandit

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iQIYI, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on March 22, 2023
Form 6-K filed on February 22, 2023
File No. 001-38431

Dear Mr. Morris, Ms. Thompson, Mr. Decker, Mr. Watson, Ms. Pandit and Ms. Wirth,

The Company has received the letter dated May 22, 2023 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 22, 2023 (the “2022 Form 20-F”) and the Company’s Form 6-K filed with the Commission on February 22, 2023 (the “Form 6-K”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time needed to prepare a thorough response. The Company will provide its response to the letter as soon as possible, in any event no later than June 21, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F or the Form 6-K, please contact the undersigned at +86 10-6267-7171 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21-6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP